EXHIBIT 16 TO FORM 8-K

May 22, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated May 17, 2007, of Cygne Designs, Inc. and are in agreement with the statements contained in the first, third and fourth paragraphs on page 1 therein. Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page 1 therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audits of the registrant’s 2006 and 2007 consolidated financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP